

16014339

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68938

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amico Financial Services, Inc. (SO)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Moody Plaza, Suite 1423
(No. and Street)

Galveston	Texas	77550-7999
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Suzanne B. Saunders — 281-521-3469
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

2800 Post Oak Boulevard, Suite 3200	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Suzanne B. Saunders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANICO Financial Services, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Suzanne Saunders
Signature

Vice President, CFO and Controller of ANICO Financial Services, Inc.
Title

Michele S. Lord
Notary Public


MICHELE S. LORD
Notary Public, State of Texas
Comm. Expires 02-28-2020
Notary ID 483836

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANICO Financial Services, Inc.
December 31, 2015 and 2014

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Financial Condition 2

Notes to Financial Statements 3

Supplemental Schedules

Computation of Net Capital Pursuant to SEC Rule 15c3-1 of the Securities and Exchange Commission 5

BKD LLP
CPAs & Advisors

2800 Post Oak Boulevard, Suite 3200 // Houston, TX 77056-6167
713.499.4600 // Fax 713.499.4699 // **bkd.com**

Report of Independent Registered Public Accounting Firm

Board of Directors
ANICO Financial Services, Inc.
League City, Texas

We have audited the accompanying statements of financial condition of ANICO Financial Services, Inc. (the Company) as of December 31, 2015 and 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of ANICO Financial Services, Inc. as of December 31, 2015 and 2014, in accordance with accounting principles generally accepted in the United States of America.

BKD, LLP

BKD, LLP

Houston, Texas
February 26, 2016

ANICO Financial Services, Inc.

Statements of Financial Condition

December 31, 2015 and 2014

	2015	2014
Assets		
Cash	$ 192,869	$ 193,247
Receivables due from parent for:		
Variable commissions	2,568	6,611
Expenses reimbursement	56,660	22,024
Other	-	-
Prepaid and other assets	11,378	20,310
Receivable from parent in lieu of income taxes	34,785	34,785
Total assets	$ 298,260	$ 276,977
Liabilities and Stockholder's Equity		
Liabilities		
Due to dealers for commissions	$ 31,443	$ 6,611
Due to parent for:		
Service fees	16,751	9,210
Other	-	1,090
Trade payables and accrued expenses	-	10,000
Total liabilities	48,194	26,911
Stockholder's equity		
Common stock, par value $0.01 per share; authorized, issued and outstanding, 100,000 shares	1,000	1,000
Additional paid-in-capital	319,000	319,000
Retained earnings	(69,934)	(69,934)
Total stockholder's equity	250,066	250,066
Total liabilities and stockholder's equity	$ 298,260	$ 276,977

See Notes to Financial Statements

ANICO Financial Services, Inc.

Notes to Financial Statements
December 31, 2015 and 2014

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

ANICO Financial Services, Inc. ("ANFS" or "the Company"), is a wholly owned subsidiary of American National Insurance Company ("American National"). ANFS was organized on December 21, 2010, and its sole purpose is to operate as a wholesale broker-dealer and distributor of American National's variable products. ANFS is registered as a wholesale broker-dealer under the *Securities Exchange Act of 1934* and received approval from the Financial Industry Regulatory Authority, Inc. (FINRA), as a registered wholesale broker-dealer on July 18, 2012.

ANFS does not receive cash from customers and, therefore, is not required to maintain a "Special Reserve Account for the Exclusive Benefit of Customers." ANFS operates pursuant to the (k)(1) limited business (mutual funds and/or variable annuities only) exemptive provision of the Securities and Exchange Commission's (SEC) Rule 15c3-3.

The Securities Investor Protection Corporation (SIPC) was created by *the Securities Investor Protection Act of 1970*, (SIPA), a Federal statute which became effective December 30, 1970. Membership with SIPC is required by all brokers and dealers registered under Section 15(b) of the *Securities Exchange Act of 1934* unless otherwise exempted. For the years ending December 31, 2014 and 2013, ANFS filed a Certificate of Exclusion of Membership under Section 78ccc(a)(2)(A)(ii) of SIPA. The exclusion is determined by ANFS' exclusive business consisting of: (1) the sale of variable annuities and (2) the business of insurance.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

At December 31, 2015 and 2014, the Company's cash accounts did not exceed federally insured limits.

Income Taxes

ANFS accounts for income taxes in accordance with income tax accounting guidance (Accounting Standards Codification 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. ANFS determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized. As of December 31, 2015 and 2014, ANFS did not have any transactions that resulted in deferred taxes. ANFS files consolidated income tax returns with American National.

Note 2: Transactions With Affiliates

ANFS and American National are parties to a service and expense-sharing agreement and a distribution and administrative services agreement. Pursuant to such agreements, ANFS has agreed to act as wholesale distributor of certain variable life insurance and annuity products issued by American National

Note 3: Net Capital Requirement

In accordance with the regulations of the SEC, ANFS must maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, that does not exceed 8 to 1. At December 31, 2015, ANFS had net capital of $147,243 which was $142,243 in excess of its required net capital of $5,000. ANFS's ratio of aggregate indebtedness to net capital was 0.3273 to 1. At December 31, 2014, ANFS had net capital of $172,947 which was $167,947 in excess of its required net capital of $5,000. ANFS's ratio of aggregate indebtedness to net capital was 0.1556 to 1.

Note 4: Subsequent Events

Subsequent events have been evaluated through the date of the Report of Independent Registered Public Accounting Firm, which is the date the financial statements were issued.

ANICO Financial Services, Inc.

Report of Independent Registered Public Accounting Firm
and Statements of Financial Condition
December 31, 2015 and 2014